Exhibit 4.1

MATERIAL PROVISIONS OF THE VPR BRANDS, LP PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of the Agreement of Limited Partnership, as amended, of the Company, which is referred to herein as our “partnership agreement.”

General Partner

Our general partner Soleil Capital Management L.L.C. (“General Partner”), will manage all of our operations and activities. Our general partner is authorized in general to perform all acts that it determines to be necessary or appropriate to carry out our purposes and to conduct our business. Our partnership agreement provides that our general partner in managing our operations and activities will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any limited partners, and will not be subject to any different standards imposed by the partnership agreement, the Delaware Limited Partnership Act or under any other law, rule or regulation or in equity. The General Partner is wholly owned by our senior managing directors and controlled by our founders. Our common unitholders have only limited voting rights on matters affecting our business and therefore have limited ability to influence management’s decisions regarding our business. The voting rights of our common unitholders are limited as set forth in our partnership agreement and in the Delaware Limited Partnership Act. For example, our general partner may generally make amendments to our partnership agreement or certificate of limited partnership without the approval of any common unitholder as set forth under “–Amendment of the Partnership Agreement – No Limited Partner Approval.”

Organization

We were formed on June 19, 2009 and have a perpetual existence.

Purpose

Under our partnership agreement, we are permitted to engage, directly or indirectly, in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law.

Power of Attorney

Each limited partner, and each person who acquires a limited partner interest in accordance with our partnership agreement, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance, dissolution or termination. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement and certificate of limited partnership, in each case in accordance with our partnership agreement.

Capital Contributions

Our common unitholders are not obligated to make additional capital contributions, except as described below under “–Limited Liability.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Limited Partnership Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Limited Partnership Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined however that the right, or exercise of the right, by the limited partners as a group:

●	to remove or replace our general partner,

●	to approve some amendments to our partnership agreement, or

●	to take other action under our partnership agreement,

●	constituted “participation in the control” of our business for the purposes of the Delaware Limited Partnership Act, then our limited partners could be held personally liable for our obligations under the laws of Delaware to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner.

Neither our partnership agreement nor the Delaware Limited Partnership Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Limited Partnership Act, a limited partnership may not make a distribution to a partner if after the distribution all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Limited Partnership Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Delaware Limited Partnership Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Limited Partnership Act will be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Limited Partnership Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Moreover, if it were determined that we were conducting business in any state without compliance with the applicable limited partnership statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We intend to operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and options, rights, warrants and appreciation rights relating to partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of any limited partners.

In accordance with the Delaware Limited Partnership Act and the provisions of our partnership agreement, we may also issue additional partnership interests that have designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the common units.

Distributions

Distributions will be made to the partners pro rata according to the percentages of their respective partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. To adopt a proposed amendment, other than the amendments that require limited partner approval discussed below, our general partner must seek approval of a majority of our outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

Prohibited Amendments

No amendment may be made that would:

1.	enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected, or

2.	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding voting units.

No Limited Partner Approval

Our general partner may generally make amendments to our partnership agreement or certificate of limited partnership without the approval of any limited partner to reflect:

1.	a change in the name of the partnership, the location of the partnership’s principal place of business, the partnership’s registered agent or its registered office,

2.	the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement,

3.	a change that our general partner determines is necessary or appropriate for the partnership to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or other jurisdiction or to ensure that the partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes,

4.	an amendment that our general partner determines to be necessary or appropriate to address certain changes in U.S. federal income tax regulations, legislation or interpretation,

5.	an amendment that is necessary, in the opinion of our counsel, to prevent the partnership or our general partner or its directors, officers, agents or trustees, from having a material risk of being in any manner being subjected to the provisions of the 1940 Act, the Advisers Act or “plan asset” regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor,

6.	an amendment that our general partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership securities or options, rights, warrants or appreciation rights relating to partnership securities,

7.	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone,

8.	an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other business combination agreement that has been approved under the terms of our partnership agreement,

9.	any amendment that in the sole discretion of our general partner is necessary or appropriate to reflect and account for the formation by the partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our partnership agreement,

10.	a change in our fiscal year or taxable year and related changes,

11.	a merger with or conversion or conveyance to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conversion or conveyance other than those it receives by way of the merger, conversion or conveyance,

12.	any other amendments substantially similar to any of the matters described in (1) through (11) above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if those amendments, in the discretion of our general partner:

1.	do not adversely affect our limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect,

2.	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state or non-U.S. agency or judicial authority or contained in any federal or state or non-U.S. statute (including the Delaware Limited Partnership Act),

3.	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading,

4.	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement, or

5.	are required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Limited Partner Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “–No Limited Partner Approval” should occur. No other amendments to our partnership agreement (other than an amendment pursuant to a merger, sale or other disposition of assets effected in accordance with the provisions described under “–Merger, Sale or Other Disposition of Assets”) will become effective without the approval of holders of at least 90% of the outstanding common units, unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under the Delaware Limited Partnership Act of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

In addition, any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

Our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a majority of the voting power of our outstanding voting units, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. However, our general partner in its sole discretion may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets (including for the benefit of persons other than us or our subsidiaries) without that approval. Our general partner may also sell all or substantially all of our assets under any forced sale of any or all of our assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.

If conditions specified in our partnership agreement are satisfied, our general partner may convert or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The common unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or the Delaware Limited Partnership Act in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Election to be Treated as a Corporation

If our general partner determines that it is no longer in our best interests to continue as a partnership for U.S. federal income tax purposes, our general partner may elect to treat us as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Dissolution

We will dissolve upon:

1.	the election of our general partner to dissolve us, if approved by the holders of a majority of the voting power of our outstanding voting units,

2.	there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Limited Partnership Act,

3.	the entry of a decree of judicial dissolution of us pursuant to the Delaware Limited Partnership Act, or

4.	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of general partner interests or withdrawal or removal of our general partner following approval and admission of a successor, in each case in accordance with our partnership agreement.

Upon a dissolution under clause (4), the holders of a majority of the voting power of our outstanding voting units may also elect, within specific time limitations, to continue our business without dissolution on the same terms and conditions described in the partnership agreement by appointing as a successor general partner an individual or entity approved by the holders of a majority of the voting power of the outstanding voting units, subject to our receipt of an opinion of counsel to the effect that:

1.	the action would not result in the loss of limited liability of any limited partner, and

2.	neither we nor any successor limited partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems necessary or appropriate in its judgment, liquidate our assets and apply the proceeds of the liquidation first, to discharge our liabilities as provided in the partnership agreement and by law and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of our assets would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

On or after June 30, 2017, our general partner may withdraw as general partner without first obtaining approval of any common unitholder by giving 90 days’ advance notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the foregoing, our general partner may withdraw at any time without common unitholder approval upon 90 days’ advance notice to the limited partners if at least 50% of the outstanding common units are beneficially owned or owned of record or controlled by one person and its affiliates other than our general partner and its affiliates.

Upon the withdrawal of our general partner under any circumstances, the holders of a majority of the voting power of our outstanding voting units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the voting power of our outstanding voting units agree in writing to continue our business and to appoint a successor general partner. See “–Dissolution” above.

Our general partner may not be removed unless that removal is approved by the vote of the holders of at least 662/3% of the outstanding voting units and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the voting power of our outstanding voting units. See “–Meetings; Voting” below.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner for a cash payment equal to its fair market value. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the general partner’s departure, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days of the general partner’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we are required to reimburse the departing general partner for all amounts due the departing general partner, including without limitation all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interests

On or after June 30, 2017, our general partner may transfer all or any part of its general partner interest without first obtaining approval of any common unitholder. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability matters. At any time, the members of our general partner may sell or transfer all or part of their limited liability company interests in our general partner without the approval of the common unitholders.

Limited Call Right

If at any time less than 10% of the then issued and outstanding limited partner interests of any class (other than special voting units), including our public common units, are held by persons other than our general partner and its affiliates, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

1.	the current market price as of the date three days before the date the notice is mailed, and

2.	the highest cash price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a common unitholder of the exercise of this call right are the same as a sale by that common unitholder of his common units in the market.

Sinking Fund; Preemptive Rights

We have not established a sinking fund and we have not granted any preemptive rights with respect to our limited partner interests.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of the Company’s common units then outstanding, record holders of common units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters as to which holders of limited partner interests have the right to vote or to act.

Except as described below regarding a person or group owning 20% or more of the Company’s common units then outstanding, each record holder of a common unit of the Company is entitled to a number of votes equal to the number of common units held.

Our general partner does not anticipate that any meeting of common unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or without a meeting, without a vote and without prior notice if consents in writing describing the action so taken are signed by limited partners owning not less than the minimum percentage of the voting power of the outstanding limited partner interests that would be necessary to authorize or take that action at a meeting. Meetings of the limited partners may be called by our general partner or by limited partners owning at least 50% or more of the voting power of the outstanding limited partner interests of the class for which a meeting is proposed. Common unitholders may vote either in person or by proxy at meetings. The holders of a majority of the voting power of the outstanding limited partner interests of the class for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the limited partners requires approval by holders of a greater percentage of such limited partner interests, in which case the quorum will be the greater percentage.

However, if at any time any person or group (other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates) acquires, in the aggregate, beneficial ownership of 20% or more of any class of the Company’s common units then outstanding, that person or group will lose voting rights on all of its common units and the common units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of common unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except pursuant to section 17-607 as described under “–Limited Liability” above, pursuant to Section 17-804 of the Delaware Limited Partnership Act (which relates to the liability of a limited partner who receives a distribution of assets upon the winding up of a limited partnership and who knew at the time of such distribution that it was in violation of this provision) or as set forth in the partnership agreement, the common units will be fully paid and non-assessable.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that in the determination of our general partner create a substantial risk of cancellation or forfeiture of any property in which the partnership has an interest because of the nationality, citizenship or other related status of any limited partner, we may redeem the common units held by that limited partner at their current market price. To avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines, with the advice of counsel, after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee does not have the right to direct the voting of his common units and may not receive distributions in kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts:

●	our general partner;

●	any departing general partner;

●	any person who is or was an affiliate of a general partner or any departing general partner;

●	any person who is or was a member, partner, tax matters partner, officer, director, employee, agent, fiduciary or trustee of us or our subsidiaries, the general partner or any departing general partner or any affiliate of us or our subsidiaries, the general partner or any departing general partner;

●	any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person; or

●	any person designated by our general partner.

We have agreed to provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We have also agreed to provide this indemnification for criminal proceedings. Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, the general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable it to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Books and Reports

Our general partner is required to keep appropriate books of the partnership’s business at our principal offices or any other place designated by our general partner. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our year ends on December 31 each year.

We will make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also make available summary financial information within 90 days after the close of each quarter. Under our partnership agreement, we will be deemed to have made such annual reports and quarterly financial information available to each record holder of common units if we have either (i) filed the report or information with the SEC via its Electronic Data Gathering, Analysis and Retrieval system and such report or information is publicly available on such system or (ii) made such report or information available on any publicly available website maintained by us.

As soon as reasonably practicable after the end of each fiscal year, we will furnish to each partner tax information (including Schedule K-1), which describes on a U.S. dollar basis such partner’s share of our income, gain, loss and deduction for our preceding taxable year. It will most likely require longer than 90 days after the end of our fiscal year to obtain the requisite information from all lower-tier entities so that K-1s may be prepared for the Company. Consequently, holders of common units who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past April 15 or the otherwise applicable due date of their income tax return for the taxable year. In addition, each partner will be required to report for all tax purposes consistently with the information provided by us.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand and at his own expense, have furnished to him:

●	promptly after becoming available, a copy of our U.S. federal, state and local income tax returns; and

●	copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.